Exhibit 12.1

Stone Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	Year Ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2015
Earnings:
Net income (loss) before income taxes	$152,711	$303,466	$234,023	$186,359	($291,561)	($745,248)
Plus fixed charges	42,975	51,322	68,031	79,697	84,577	42,390
Less capitalized interest	(30,783)	(42,033)	(37,656)	(46,860)	(45,722)	(21,553)

Total earnings	164,903	312,755	264,398	219,196	(252,706)	(724,411)

Fixed charges:
Interest expensed (a)	12,192	9,289	30,375	32,837	38,855	20,837
Interest capitalized	30,783	42,033	37,656	46,860	45,722	21,553

Total fixed charges	42,975	51,322	68,031	79,697	84,577	42,390

Ratio of earnings to fixed charges	3.8x	6.1x	3.9x	2.8x	(b )	(c )

(a)	Includes amortization of discounts, premiums and issue costs related to indebtedness.
(b)	Due to losses incurred in this period, earnings were $337,283 short of covering fixed charges.
(c)	Due to losses incurred in this period, earnings were $766,801 short of covering fixed charges.